

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2024

Michael A. Shriner
President and Chief Executive Officer
BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, NJ 07002

      Re: BCB Bancorp, Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed March 15, 2024
          File No. 000-50275

Dear Michael A. Shriner:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Disclosure Review Program